Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities

Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

MMP and MGG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the simplification. Investors and security holders are urged to read these documents carefully when they become available because they will contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (918) 574-7650, or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

FINAL TRANSCRIPT

Conference Call Transcript

MMP—Magellan Midstream Partners Conference Call to Discuss to Simplification of Capital Structure

Event Date/Time: Mar. 04. 2009 / 11:00AM ET

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CORPORATE PARTICIPANTS

Don Wellendorf

Magellan Midstream Partners, L.P. – Chairman, President, CEO

Lonny Townsend

Magellan Midstream Partners, L.P. – General Counsel

Mike Mears

Magellan Midstream Partners, L.P. – COO

CONFERENCE CALL PARTICIPANTS

Sachin Shah

ICAP – Analyst

Gabe Moreen

Bank of America/Merrill Lynch – Analyst

Sharon Lui

Wachovia – Analyst

Brian Zarahn

Barclays Capital – Analyst

James Jampell

Hite – Analyst

Noah Lerner

Hart Capital – Analyst

Darren Horowitz

Raymond James – Analyst

Mark Afroziobey

PEMCO – Analyst

Judy Delgado

Alpine Associates – Analyst

Wayne Cooperman

Cobalt Capital – Analyst

Laura Sloate

Newberger Berman – Analyst

Stephen Errico

Locust Wood Capital – Analyst

TJ Leveritz

Talkot Capital – Analyst

Malcolm Day

Eagle Global Advisors – Analyst

Justin Tugman

Perkins Investment Management – Analyst

Yves Siegel

Aurora Capital – Analyst

PRESENTATION

Operator

Good day, and welcome, everyone, to the Magellan Midstream investor conference call. This call is being recorded. At this time, for opening remarks and introductions, I would like to turn the call over to the President and Chief Executive Officer, Mr. Don Wellendorf. Please go ahead.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Good morning, and thanks for joining us today. With me here today in the room are Mike Mears, our COO; John Chandler, our CFO; Brett Riley who runs our Business Development Group; Lonny Townsend, our General Counsel; and Paula Farrell, who, as most of you know, handles our Investor Relations.

We are very pleased to have this opportunity to discuss with you the simplification and related agreements executed yesterday, and most importantly, answer any questions that you have. The protocol we use in our conference calls — and today is no exception — is to refer to Magellan Midstream Partners as MMP and Magellan Midstream Holdings as MGG.

As is also the protocol, I must mention that during this call, Magellan management will make forward-looking statements as defined by the SEC. Such statements are based on our current judgments regarding factors that will impact the future performance of Magellan. The assumptions that we have used in considering various matters discussed today may be subject to more uncertainty than might have been the case in steadier economic times.

You should form your own opinions about Magellan’s future performance based on the risk factors and other information discussed in our filings with the SEC.

Moving on to the nuts and bolts of the simplification that will take place through a series of steps which I don’t think you want me to wade through here, the general partner interest and incentive distribution rights MGG owns in MMP will be transformed into approximately 39.6 million MMP common units. MGG will then be dissolved and all of the MMP common units MGG received will be distributed to MGG unitholders. The result will be that each MGG unit held by an MGG unitholder will be replaced with 0.6325 of an MMP unit. Using yesterday’s New York Stock Exchange closing prices, that’s a 25% premium for each MGG unit.

Since this is a 100% equity transaction and MGG has no debt, MMP’s debt level will not change, other than just paying for the legal and adviser fees involved.

All of this, of course, is subject to customary closing conditions, including approval of the unitholders of MMP and MGG, which is expected to take place in the third quarter this year. We are allowing 30 days to prepare the proxy, 60 days for the SEC review process and 30 to 45 days after mailing a proxy to gather votes before the meetings. Of course, it may go more quickly than that.

MMP as a partnership must continue to have a general partner for management purposes, but that general partner going forward will have only a non-economic interest in MMP. MMP will actually own 100% of its own general partner. Of course, the MMP directors will continue to be elected by the unitholders, just as they have been in the past.

Following the simplification, the three current MGG independent board members, Jim Kempner, Bob Croyle and Walter Arnheim, will be appointed to fill three of the open spots on the MMP Board.

I think those are the highlights of the structure. Of course, you can see all the details you want, probably and more, when a proxy is filed or by asking questions in a few minutes or calling us later.

At this point, I am going to move on to what we see as the benefit to the simplification. Overall, we believe it is a win-win for both MMP and MGG unitholders. With respect to the MMG unitholders, the benefits are very straightforward. As considerations for their giving up their direct GP interest and IDRs, they get an attractive 25% premium to current market price and the opportunity to continue to participate in the future growth potential of MMP through the MMP units received.

We believe the simplification directly enhances the long-term feature of MMP in several ways, thereby benefiting all unitholders going forward. First, it lowers MMP’s cost of capital through the elimination of MGG’s incentive distribution rights. MGG currently has the rights to 50% of any incremental MMP cash flow distributed. Post-transaction, 100% of all incremental distributable cash flows will be equally shared by all unitholders.

One way to create new incremental distributable cash flows, of course, is through accretive acquisitions. The stress some companies in our industry are experiencing due to poor economic conditions is creating more opportunities for us to grow through acquisitions than we have seen in a long time. Our lower cost of capital and our simplified governance structure ultimately should help make us more competitive in going after these opportunities.

It should be noted that given the substantial debt capacity available to MMP, we expect to fund acquisitions first with debt until we use that capacity. In the current structure, without the simplification, 50% of any distribution increases resulting from these debt-financed acquisitions would have gone directly to the MGG unitholders because of the IDRs and GP interest.

Post conversion of the MGG units into MMP units, the former MGG owners will have about 37% of the combined MMP limited partner units. Therefore, the incremental 13% that otherwise would have gone to the MGG unitholders is now available to be shared by all the newly-combined MMP unitholders.

The second benefit we believe MMP unit owners will receive from the simplification in the long run is increased distributable cash flow per unit even without any future acquisitions due to the elimination of the IDRs. Based on our economic assumptions, which I will talk more about in detail in a few minutes, we believe MMP will continue to grow in distributable cash flow with the organic growth projects we are currently developing and the inherent growth in our underlying business.

Those assumptions do include an expectation of $100 million in new organic growth capital this year and next, and $75 million each year thereafter.

There are really a number of benefits that apply to both MMP and MGG. One such benefit, albeit is not a huge one, is about $1 million in G&A savings under the simplified structure compared to the sum of what the two companies are paying now, mostly in reduced audit fees and fewer government and regulatory filings, like 10-Ks, 10-Qs, New York Stock Exchange fees, etc.

Another benefit which applies to both MMP and MGG, perhaps more to MGG, is a combined larger public float. Those familiar with the MLP space know that the limited float and lack of liquidity at times can create unusual unit price movements. We expect that combining the equity investors of MMP and MGG should provide more stable price performance in the long run and potentially broaden our investor base.

And finally, we believe there is a benefit from having a more easily understood structure. Frankly, we believe historically our potential investor base may have been limited by the complexity of our current structure and the required time for investors to figure it out, if you will. And that doesn’t even consider the time management must spend today internally to duplicate communications for two separate companies, from Board meeting materials to earnings announcements, SEC filings, etc.

So all in, those in a nutshell are the primary benefits we see from this simplification.

From a process standpoint, I want to note to that in order to conduct negotiations as independent parties, the MMP Board and the MGG Board each delegated full authority relative to the simplification to their respective conflicts committees. Those committees, as you know, are composed of the independent directors for each company. Each committee was represented by its own financial advisors and legal counsel.

Now I would like to talk a little about how we believe the simplification will affect distributable cash flow per unit this year and the next few years, based on various economic assumptions we are using for this purpose. I want to be clear that we are not providing this as a guidance, but rather just letting you know the assumptions we are using for some of the key drivers of our Company in order to give you a sense of the impact of this simplification.

We have assumed that the change in PPI will be -0.1% in 2009 and positive 1.7% in 2010. With the FERC Index adjustment of a positive 1.3% applied to each, we are assuming mid-year tariff increases of 1.2% in 2010 and 3% in 2011. As you may recall, the indexation methodology covers about 40% of our markets, although we generally follow suit in our competitive markets, as well.

We also have assumed that base business volumes for our petroleum products pipeline system will decline 1% in 2009 from reported 2008 levels, decline 0.5% in 2010 and stay basically flat in 2011. In these assumptions, after layering on growth projects, we assume overall volume growth of almost 3% in 2009, 5% in 2010 and 2% in 2011.

In addition to completing organic growth projects currently underway, as I mentioned a minute ago, we have modeled in another $100 million of new organic growth projects in 2009 and 2010, and $75 million in 2011, all at an eight times EBITDA multiple. We generally assume these projects will be fully operational most of the year that follows the year when the funds have been spent.

We are estimating that net maintenance capital spending will be about $35 million in 2009, consistent with what we told you in our last earnings conference call, moving up to $37 million in 2010 and 2011. And we estimate that WTI crude price will average $44 in 2009, $52 in 2010 and $57 in 2011, which is basically the current strip as of a couple of days ago. To some extent, crude prices impact our assumptions on margins from our petroleum products blending activity.

So based on these assumptions, and — and I want to highlight this — with no acquisitions or additional growth projects beyond what we just discussed, which we view as a very conservative assumption, we estimate that the simplification would be dilutive by about 4% in 2010 and 3% in 2011, but would turn accretive in three to four years after the simplification is consummated.

We aren’t providing any 2009 estimates since the simplification would not become effective probably until the third quarter of 2009, as we mentioned earlier. To be clear, this is speaking to distributable cash flow levels per unit generated, and does not speak to what the actual distribution pay might be.

We have not given any guidance on distribution levels for 2009 or beyond, and we are still hesitant to do so due to the uncertain economy. However, based on the assumptions provided a minute ago, we estimate that we should be able to maintain our current distribution level in 2009 and possibly even raise distributions in 2010.

Please remember that the simplification’s primary benefit is the enhancement of our ability to grow distributable cash flow per unit because of the lower cost of capital resulting from the elimination of the IDRs. We have averaged more than $200 million in growth projects over the last two years, which is substantially higher than our assumptions used here, and we are very optimistic about our ability to ramp up our growth through acquisitions. Distributable cash flow numbers improve quickly and dramatically if you assume incremental growth.

To give you a sense of this, we calculate it would take only about a $275 million eight times multiple acquisition, or $275 million in additional growth projects above our assumptions, to bring us to a breakeven scenario in distributable cash flow per unit over the first three years compared to an as-is scenario.

As a reminder, as we have discussed on previous calls, we have more than $500 million of potential organic growth projects under analysis, and we continue to be very active in the acquisition arena.

I think that concludes our prepared remarks. So I think at this point, I’d like to open the call up to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Sachin Shah, ICAP.

Sachin Shah – ICAP – Analyst

Good morning. Just wanted to clarify the regulatory approvals and the timeline. You had mentioned a third quarter closing. I think your letter to employees was about five or six months that you mentioned. Is it possible that it actually could be sooner because of the current structure and the regulatory approvals may not be as stringent? And also, just what regulatory approvals — can you maybe just talk about what approvals specifically are required for the transaction?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I will let Lonny Townsend, our General Counsel, give you details of that.

Lonny Townsend – Magellan Midstream Partners, L.P. – General Counsel

We’ll need to do a filing with the SEC, and we are allowing 30 to 60 days. The SEC has 30 days to review and we were allowing ourselves another 30 days to respond to any comments that we get from them. And that is the only regulatory approval that we are going to need.

Sachin Shah – ICAP – Analyst

Okay, so as far as timeframe of five to six months, is that conservative or that is more —?

Lonny Townsend – Magellan Midstream Partners, L.P. – General Counsel

Well, we need to prepare the filing with the SEC, and we are giving ourselves 30 days to do that.

Sachin Shah – ICAP – Analyst

Okay.

Lonny Townsend – Magellan Midstream Partners, L.P. – General Counsel

And then we will need to – once we get the filing approved, we will need to mail it to – the proxy to our unitholders, and then solicit proxies. And we are giving ourselves 30 to 45 days to solicit the proxies, solicit the vote. It could go shorter than that. We could prepare it more quickly and we could get through the SEC more quickly.

Sachin Shah – ICAP – Analyst

Now, just to clarify, you mentioned $1 million in savings from G&A. Is that accurate — or savings from the transaction?

Lonny Townsend – Magellan Midstream Partners, L.P. – General Counsel

It is savings from costs that we otherwise would have spent, for example, preparing two sets of K-1s; there are base costs you have to pay at both levels, irrespective of the amount of unitholders you have. And instead of paying for two separate fees, we will pay for one. The same is true with audit fees, Instead of having two audited financial statements, we will have one set of audited financial statements. It’s things like that that result in less G&A flowing out.

Sachin Shah – ICAP – Analyst

Okay. Thank you very much.

Operator

Gabe Moreen, Banc of America/Merrill Lynch.

Gabe Moreen – Bank of America/Merrill Lynch – Analyst

Good morning, everyone. Congrats on the transaction announcement. A couple questions. In terms of the catalyst for making this announcement now, clearly, I guess you could make the argument that you might have been able to announce something like this for some time. Was there any specific catalyst timing-wise that you felt now was an opportune time to do this?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Now compared to a few months ago, I think it is just a — it was a fairly long process that we went through to make sure we had all of our Ps and Qs lined up and that we conducted this process in the right way. Beyond that, this is just when we eventually got it done. It is really about as simple as that.

Gabe Moreen – Bank of America/Merrill Lynch – Analyst

Okay, that’s fair. And Don, you mentioned something about the M&A opportunities out there and possibly seeing more of those, and hopefully with this transaction having a lower cost of capital to make you more competitive. Do you feel, though, that those opportunities may be so near-term that you would be a little constrained while this process is playing out for the next six plus months, that you might not be able to take advantage of some of those opportunities?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, the way I see this, Gabe — the attorneys can tell me if I’m wrong — we still have an opportunity to take advantage of potential acquisitions during this timeframe. I think it would be to everybody’s best interest, even before we finalize the simplification, for us to grow. And I think I can speak for both boards that there is still an interest in pursuing successfully any acquisition that we think would benefit the value of the Company.

Unidentified Company Representative

And we’ve got significant revolver capacity, so we wouldn’t have to access public debt or equity markets that would be in conflict with the proxy that would be outstanding. We have revolver capacity to do that.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

So we are envisioning a hiatus here of six months while we are waiting for this transaction — or the simplification to be completed. We are going to be very active in that period, as well.

Gabe Moreen – Bank of America/Merrill Lynch – Analyst

Good to hear. And two short concluding questions, if I can. One is just to be sure that there is no taxable event here for MGG or MMP unitholders should this transaction go through.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Correct.

Gabe Moreen – Bank of America/Merrill Lynch – Analyst

Okay. Second is have you at all gauged, I guess — I would assume that Carlyle and Madison Dearborn are still the largest unitholders of MGG. Have you at all gauged their support for this transaction?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

We haven’t gauged their support. We don’t know for sure. You recall, I’m sure, a while back the units were moved up to their individual entities out of Magellan Midstream Holdings GP LLC. So they are just held up there, and we don’t really know for sure if they’ve pushed those on out to their individual investors or if they’re still holding them at — Madison Dearborn at the Riverstone levels. And as I described in my prepared comments, these negotiations were conducted by the conflicts committees, so the remaining members on the board that represent Madison Dearborn really weren’t involved in that.

Gabe Moreen – Bank of America/Merrill Lynch – Analyst

Got it. Okay, thanks for the time. Appreciate it.

Operator

Sharon Lui, Wachovia.

Sharon Lui – Wachovia – Analyst

Good morning. I was just wondering whether the decision to hold the distributions flat in ‘09 is mutually exclusive from the MGG transaction.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Mutually exclusive from the MGG transaction. I’m not sure — what do you mean?

Sharon Lui – Wachovia – Analyst

Meaning that if you didn’t, I guess, announce this transaction with distributions, would you have looked to just maintain the distributions in ‘09?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

We don’t — we haven’t even considered that or given any guidance on that publicly at all. So I’m really not going to answer that question.

Sharon Lui – Wachovia – Analyst

Okay.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I mean, we really have not considered as a company what the distribution might be or have otherwise been in the first quarter, for the first quarter. That would have been a Board decision after the close of the first quarter.

Sharon Lui – Wachovia – Analyst

Okay. And I guess in terms of the unitholder approval, is it correct to assume that as long as you get, I guess, a majority consent that the transaction would go through — like 51% — or how does that work?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Yes, it’s a majority of all beneficial holders of each company has to approve it.

Sharon Lui – Wachovia – Analyst

Okay. And is it also reasonable to assume that the units purchase rights do not come into play since it is a transaction with MMP?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

That is correct.

Sharon Lui – Wachovia – Analyst

Okay. Those are my questions. Thank you.

Operator

Brian Zarahn, Barclays Capital.

Brian Zarahn – Barclays Capital – Analyst

Good morning. You’ve kept a high coverage on your distribution. How should we think about that pro forma for this transaction?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Obviously, to maintain our distribution in a period of dilution here, we are going to eat into our coverage. I think — I don’t know how much of that I can talk about or can’t. But I think a good portion of the coverage that we have now would be used to keep our distribution flat initially.

Fortunately, we have a company that is fairly — it is not a wild swinger, like some of the heavy commodity-related businesses. So a lower distribution coverage ratio actually is not as much of an issue with us, I think, as it might be with some.

Brian Zarahn – Barclays Capital – Analyst

Just looking at the structure of the transaction, is there any thought to giving partial cash consideration versus all stock?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

No, it’s an all equity deal. An all equity deal has some advantages. First, it allows us to keep all of our dry powder for acquisitions, which is what really makes this thing sing going forward. And it also takes off the table any thought that people might have that use — cashing in their units at a certain value right now might not be appropriate because the market is so crazy right now.

Brian Zarahn – Barclays Capital – Analyst

Just looking at risks of the transaction, if the unitholders would like a higher premium, is their flexibility in the terms of transaction, if they don’t approve initially?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

No, the multiple is a fixed multiple.

Brian Zarahn – Barclays Capital – Analyst

Thank you.

Operator

[James Jampell, Hite.]

James Jampell - Hite-Analyst

I was really encouraged to see this, but I’m so disappointed by the market reaction on the LP side. Were you surprised by this, and do you think it in any way was an indication of how the shareholder vote may come out?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

You know, I have - to be honest with you, I have kind of given up trying to figure out the market. It just never seems to do what you would think it should do. And it is kind of hard to tell. I mean, I think it is going to take several days for the market to settle into this transaction. So I’m not really that focused on what it is doing at the moment. I think that question would be more interesting a few days from now.

James Jampell - Hite -Analyst

Okay. Thank you.

Operator

[Noah Lerner], Hart Capital.

Noah Lerner - Hart Capital -Analyst

My question has already been asked by Gabe Moreen. Thank you.

Operator

(Operator Instructions) Darren Horowitz, Raymond James.

Darren Horowitz - Raymond James - Analyst

Thanks. Good morning, guys. Congratulations on the deal. Don, can you give us a little insight as to why the 25% premium on the MGG side? I mean, obviously, qualitatively I think we understand. But the 25% premium versus maybe a slightly lower premium, because obviously when you’re discussing it, you are considering the magnitude of the premium essentially can either further push out ultimately the cash flow benefit in getting to that accretive level across your entire unit base versus accelerating it. So any insider color there I think would be appreciated.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Well, I’ll give you what I can. I mean, I think as you will see, as you saw in the transactions between GPs - or [buying] of GPs that have happened before or - this one is not exactly like the others. But by the nature of the deal, the two conflicts committees are the ones that negotiate that ratio. So I didn’t have any direct input on that, so I can’t give you kind of direct color.

I think at the end of the day, it just basically an assessment by those committees, with the help of their financial advisors, as to what the right relationship ought to be that gives good value to MGG and at the same time leaves MMP in a position that it can provide incremental value to the ongoing companies going forward, through the acquisitions and growth - organic growth and the growth inherent in the business.

Darren Horowitz - Raymond James - Analyst

I appreciate it. And just one follow-up. When you were talking about the $275 million proposed transaction at an eight times multiple, I just want to make sure I heard you correctly. You were basically saying that just an incremental transaction alone would be breakeven over the first three years, and that assumes nothing else that you would be accessing from that $500 million plate of optionality of organic projects, and just kind of builds off your scheduled CapEx that you have outlined over the next three years. Is that right?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Yes, just to make sure it’s clear what I was saying there, we gave you a whole list of assumptions that drove to that calculation. And remember, one of them was that we would add $100 million of new organic growth in each of 2009 and 2010, and $75 million thereafter. That is just kind of a general assumption. So that is part of the calculation.

And what we are saying with the $275 million is that on top of that, if we could find $275 million of any kind of growth, that - with an eight multiple, it would provide enough accretion that would basically leave us at a breakeven spot under the new structure that we would have been at MMP had these transactions not taken place at all.

It’s just giving you a sense of the magnitude of the growth need to get us back to breakeven. And we don’t feel like that’s a huge hurdle to overcome, because - you mentioned the $500 million of organic growth we’ve got. And we’ve done quite well in growth in the past.

Darren Horowitz - Raymond James - Analyst

Sure. Okay, I appreciate the insight. Thanks, guys, and congratulations again.

Operator

[Mark Afroziobey], PEMCO.

Mark Afroziobey - PEMCO - Analyst

Interesting and exciting deal. Surprised as well by the LP side reaction. I guess there is some risk [arb] activity. Like you said, it will take a few days perhaps, but it sounds like it is misunderstood.

But I guess I had a couple questions. One thing, just on the G&A cost savings, could you just remind me what that is expected to be annually?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Well, we are calculating $1 million, is what we’ve calculated. And again, that is comparing kind of the go-forward under the simplification structure to what the sum of the two entities are paying right now.

Unidentified Company Representative

MGG was incurring around $3 million in G&A cost. So post combination, there would be an incremental $2 million at the MMP level.

Mark Afroziobey - PEMCO - Analyst

Okay. And then with the acquisition front, could you maybe just talk about, as you look at - you described the reality that is true out there, there is a lot of assets for sale, there is a lot of opportunities for people with a good balance sheets, like you guys. You stand out in your space from a credit standpoint.

But from looking at the different kinds of assets available, I wanted to get an idea of how you view the - what you would go after if you think of like ranking your preference for asset type. You have FERC-regulated cash flow on one end of the spectrum, and then you’ve got commodity-sensitive kind of gathering and processing stuff on the other. There’s a lot of different kinds of assets, obviously, you could buy, perhaps like a kid in the candy store. But I don’t think people would perhaps want you to go into stuff that has the commodity risk - changes the business risk profile.

And so - yet I haven’t heard you talk about kind of like what you would completely exclude from your calculus and then what you would really want to get, in terms of asset type. Can you walk us through that?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Yes. I don’t know I would say that we would, without question, completely exclude anything. Although there are some things that I would say are highly unlikely that we would be convinced to get into. We don’t view ourselves as a trading company. We are not a gathering and processing company, either. I mean, we have some things that have kind of a quasi commodity-related component to them, and we’ve discussed those at great length over and over again.

But we don’t view ourselves as a company that wants to be into a high risk profile position. I mean, we like to be a low risk profile company with fee-based sorts of activities. Anything obviously in the refined products space in terms of transportation storage, obviously we would be interested in. It doesn’t really matter where it is.

We like natural gas transportation and storage. We like natural gas liquids transportation and storage, crude oil transportation and storage, pretty much anywhere that you could find those at a decent price.

Mark Afroziobey - PEMCO - Analyst

Would you have a focus on FERC-regulated interstate pipes in those categories or would you be interested also would like intrastate basis exploitation?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Absolutely in both of those. We do that. That is what we do, and we do it well. And we don’t care if it is a FERC-regulated interstate or if it is a smaller pipeline. We would be interested in either of those.

Mark Afroziobey - PEMCO - Analyst

So it sounds like it is sort of fair to assume most likely pipelines is going to be where you would stick, without sort of migrating into more commodity-sensitive areas?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Pipelines and storage facilities I think is our primary focus. If something came along that we thought we could get our arms around and that we could manage the risk and it was at a great price, we might be interested in looking at it. But it is not something that we are out really pursuing.

Mark Afroziobey - PEMCO - Analyst

Yes. Lots of stuff like that. I guess with the storage assets, would you - when you say storage, are you thinking fee-based terminals or are you thinking potentially for sort of somehow commodity-related contango exploitation and being lured into that because of the steep contango and all that stuff going on?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

No, we are speaking as a fee-based storage site. We will let our customers take the contango risk. That’s what they do.

Mark Afroziobey – PEMCO – Analyst

Okay, good. So, okay, thanks a lot then. Take care.

Operator

[Judy Delgado], Alpine Associates.

Judy Delgado – Alpine Associates – Analyst

Good morning, gentlemen. We had a quick question on the MGG unitholders’ side. Should MGG unitholders still expect the next coming dividend, is that still going to be an opportunity for unitholders, due to the merger?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Of course, every distribution is based on the Board making that decision after the end of a quarter, but I would say I think— how do I put this? I think that it would be our estimate that the MMP Board would make a decision to make a distribution of some sort. And MGG’s Board would follow suit and make a related distribution. We are not stating that we think MGG distributions are coming to an end here during its interim, if that is what you are asking.

Judy Delgado – Alpine Associates – Analyst

Yes, while the merger was pending, we were a little concerned that perhaps MGG would see fit to rescind the dividend plan going on.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

No, no, no, not at all.

Judy Delgado – Alpine Associates – Analyst

Okay. And a quick question also on the MGG side. What is the risk here if the situation changes and MMP does not really still see a great fit in the simplification? Is there some kind of termination rights available?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I’ll let Lonny answer that. That is his —.

Lonny Townsend Magellan Midstream Partners, L.P. – General Counsel

In the agreement, either Board could withdraw their approval, their recommendation - not their approval - could withdraw their recommendation if they thought that was in the best interest of their unitholders.

Judy Delgado – Alpine Associates – Analyst

Okay, great. Thank you so much.

Operator

Wayne Cooperman, Cobalt Capital.

Wayne Cooperman - Cobalt Capital - Analyst

I was just kind of curious how you came up with the ratio and did you shop around the GP? Are you open to bids from other parties, even though that might complicate your life a little bit?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

I’m sorry - I lost you on that one. Could you repeat that?

Wayne Cooperman - Cobalt Capital - Analyst

My question was, how did you come up with the ratio? And since you put a price on MGG, are you open to bids from third parties that might be willing to pay more?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

I think anybody is free to do whatever they want in terms of expressing interest in a company. So I have to say, are we open to those? I think the way I would answer that is if someone is interested, it is a free world and they can certainly express their interest.

Wayne Cooperman - Cobalt Capital - Analyst

Is that a (multiple speakers) situation for another company to own the GP when you guys own the LP?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

I missed the first part of that again. I apologize.

Wayne Cooperman - Cobalt Capital - Analyst

I just said is that a reasonable situation, where somebody would own the GP and you would own the LP? Or is that not really a tenable situation for you guys?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

I don’t know what you mean by you would own the LP. I mean, the LP is owned by (multiple speakers).

Wayne Cooperman - Cobalt Capital - Analyst

Well, the LP, right - . But the GP would be controlled by a non-related entity. Is that a tenable situation?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman, President, CEO

Yes, that’s possible. As a matter of fact, that condition has existed with us and with other MLPs.

Wayne Cooperman – Cobalt Capital – Analyst

Well, I think you have some modicum of control over the GP currently, right?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, not really, no. There is a relationship between the two. Ours is a little bit different than some others.

Wayne Cooperman – Cobalt Capital – Analyst

So the other question was just how did you come up with the ratio.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, again, as I said earlier, that ratio was negotiated by the two independent committees based on advice from their legal advisers as to what is a fair value for both companies.

Wayne Cooperman – Cobalt Capital – Analyst

So this is a definitive agreement and both boards are on board, and you’ve got more—do you have more than 50% of the GP unitholders supporting it already?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Not yet. That’s the process we are getting ready to go through, to solicit their votes. Going back to that last question, just to make it clear, it is possible for either of the committees to change their recommendations. But that would not stop the simplification from going to the unitholders for a vote.

Wayne Cooperman – Cobalt Capital – Analyst

Right. Okay. But you don’t think - the board of the general partner didn’t actually solicit third-party companies. You guys just sort of negotiated what everybody thought was a fair deal and that was kind of it?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

That’s correct.

Wayne Cooperman – Cobalt Capital – Analyst

Okay, thanks.

Operator

Laura Sloate, Neuberger Berman.

Laura Sloate – Newberger Berman – Analyst

I have a couple questions. Being that there are two years of dilution. or more than two years, how come the issue that this is a savings on costs, on financing costs? I don’t understand that, number one.

And number two, do you think this is going to be a trend where these GPs were spun out, are going to be brought back in by the limiters? And what was the rationale behind — beyond this cost thing that — was there any other rationale to do it?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

For the buy-in, well, the rationale are the whole list of items that I’ve just talked about. But I would say the primary one of those on the MMP side is the fact that we will have a lower cost of capital. Then ultimately going forward, if we are successful with acquisitions, and that should help us be more successful with acquisitions, that it will increase the distributable cash flow per unit ultimately that MMP unitholders will get.

Laura Sloate – Newberger Berman – Analyst

Yes, but that is three years away.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

There is no doubt; this is a long-term issue. Although it doesn’t necessarily have to be two or three years out. If we are able to be successful in acquisitions — and right now, this is the time to try to do that, because there are a lot of assets for sale right now — that could — the accretion period could begin much, much sooner than that.

I mean, we only estimated that timeframe, if you recall, based on our assumptions that we made no acquisitions and no incremental organic growth projects beyond just that $100 million assumption that we had. We’ve done better than that every year the last two years.

So again, you have to just keep in mind, we’ve given you a set of assumptions and given you a timeframe to get accretive on this deal based on that. But it is very possible that we could do much better than that, much sooner.

Laura Sloate – Newberger Berman – Analyst

And in terms of just the whole GP structure, do you think that this will be kind of a lead indicator? Did an investment banker come to you to structure the deal?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

They didn’t come to us to structure the deal. We have been thinking about and noodling around with this sort of transaction for a long time. And I think you asked earlier do we think others will do this. I do think, in my opinion you, are going to see a lot of the public GPs go down this same path.

And it’s primarily because the value relationship between the underlying MLP and the GP just isn’t what it ought to be. I know if it’s because the market never understood it or what, but that is I think what is fueling these actions.

Laura Sloate – Newberger Berman – Analyst

Thank you.

Operator

Stephen Errico, Locust Wood Capital.

Stephen Errico – Locust Wood Capital – Analyst

Hello. How are you? Thank you for the time. I think this is a good deal, so congratulations.

I just wanted to understand your assumptions. You’re basically assuming no acquisitions, and with $100 million a year of new projects in ‘09 and ‘10, then the deal is 4% dilutive in ‘10 and 3% in ‘11. But then you went on to say if you did a $275 million acquisition or organic growth, then basically that wipes out the dilution and we would be at a zero basis. Am I thinking of that correctly?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

That’s correct.

Stephen Errico – Locust Wood Capital – Analyst

Okay, great. And as you pointed out, what is the availability? What size of acquisition could you do based on your current revolver capacity today?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

We could do $400 million just on the revolver alone, and of course we had a lot of debt capacity beyond the revolver, as well.

Stephen Errico – Locust Wood Capital – Analyst

Okay. And then also, this isn’t including — I understand you might be making a little bit of progress with some loans, etc., on the ethanol pipeline. What would the size of that project be?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

That project is way out there in the future, but Michael, as you give some color on that?

Mike Mears – Magellan Midstream Partners, L.P. – COO

We are still working on the scope of that project. I think it is reasonable to expect that our investment in that, again assuming we get a 90% loan guarantee from the government, that our investment in that would be in the $50 million to $100 million range.

Stephen Errico – Locust Wood Capital – Analyst

I see. Okay, great. Again, guys, thank you very much and congratulations.

Operator

[TJ Leveritz], Talkot Capital.

TJ Leveritz – Talkot Capital – Analyst

Can you guys comment a little bit on how this may affect the current credit agreement or ratings agencies, or if you’ve taken that into consideration on — if you see any improvement there? Thanks.

Unidentified company representative

We obviously have talked to both rating agencies about this, and at least the initial indications — and I’ll let them speak for themselves — but at least initial indications is they view this as somewhat positive. They don’t like the GP underlying LP structure just because they see conflicts potentially arising between those two entities, so they view it as a positive.

They understand otherwise related to what we’re doing here it has no debt or cash component to it, so it has no credit implications whatsoever. So it is really a governance issue for them, and they see it slightly positive from a governance standpoint. It has no impact on our credit facility. It has no impact to that.

TJ Leveritz – Talkot Capital – Analyst

Would you be able to add capacity once this deal is closed at all?

Unidentified Company Representative

To our credit facility?

TJ Leveritz – Talkot Capital – Analyst

Yes.

Unidentified Company Representative

I mean, we could. We could do that at any point. We just — we feel like we’ve got a sufficient sized credit facility today.

TJ Leveritz – Talkot Capital – Analyst

Okay, thanks.

Operator

Malcolm Day, Eagle Global Advisors.

Malcolm Day – Eagle Global Advisors – Analyst

Yes, thank you. Can you clarify on the voting percentage question — I think you said that you need a majority of the beneficial interest. Is that — if, for example — my question is related to that sometimes it is challenging to get significant participation by unitholders in votes. Is that 50% of those who vote or is that 50% of all the units that are outstanding for both companies?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

It is 50% of all the units that are outstanding for both companies. That is why you have people like proxy solicitors and such, to go out and get those votes. And that’s why we’ve given ourselves a little time to get it done.

Malcolm Day – Eagle Global Advisors – Analyst

And is there a limit that you or the Board has set in terms of how much time or money you’re going to use up in pursuit of this transaction if it takes multiple votes?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I think as the agreement stands right now, it ends on September 30. I guess both parties can decide to take it further if they wanted to.

Unidentified Company Representative

Either party could terminate if it is not done by September 30.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

And it’s not that expensive, relative to just the overall cost of a transaction — of a process like this, it is really not expensive to solicit the votes.

Malcolm Day – Eagle Global Advisors – Analyst

But as long as we are waiting for this to go through, we are not going to see any distribution increases. Is that more or less what you’ve said in this call so far?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, we haven’t talked — I think we’ve basically said that we are not seeing right now that we would raise the distribution in 2009. Of course, you know, we are still hoping this thing gets done, obviously, early in the third quarter of this year, and then we would be off to wherever we are off to after that.

But that’s correct. During the period while we are waiting to get this done, I don’t think we would envision a distribution increase. But I don’t think — it is hard for me to imagine that it is going to take much longer than what we are — much if any longer than what we are suggesting here. I think we’ve been pretty conservative on the length of time.

Malcolm Day – Eagle Global Advisors – Analyst

And you feel — based on what you just said, do you feel highly confident that this is going to be approved by the unitholders? I guess I’m trying to understand sort of why you feel like it is going to get resolved, and that the waiting and delay isn’t a potential problem for everybody.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, I feel confident it is going to be approved. I think it is clearly something that is attractive for MGG on a premium basis, and it is in our view something that should be attractive to — I mean MGG — and should be attractive to MMP unitholders in the long run for all the reasons that we’ve talked about here.

So I think the analysts’ reports that we’ve seen at least initially — I know they are all still working through it, but the initial reports have been positive, and we have no reason to believe that it wouldn’t be approved.

Malcolm Day – Eagle Global Advisors – Analyst

My last question. For investors to decide intelligently on this transaction, do you think that they would need to understand what would take place in the legacy structure if the transaction didn’t go through, in terms of distribution growth as opposed to effectively that there is no increase while we wait on it? I guess what I’m trying to say is the choices are due to simplification, and if you don’t do the simplification, your distribution growth is going to be approximately between X% and X% for ‘09 and 2010. And that to do the transaction, you are going to see more distribution growth in 2011 and ‘12 or whatever years those might be, but you’re unlikely to see any in 2010; and that given the extreme discount rates in the market today, that might be information that they would want to have.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, that is what we tried to help people with by giving the numbers that we gave. I mean, in this economy that is so hard to predict what is going to happen, we have not given distribution guidance for 2009 in the current structure. And we’re really not giving it under the new structure. All we are doing is trying to give you that relative difference as we talked about on a distributable cash flow per unit basis, which is what you could use to pay distributions, not necessarily what you would feel comfortable giving. I’m sure you understand that.

So we have given a relative position based on those assumptions to help people think through that.

Malcolm Day – Eagle Global Advisors – Analyst

Thanks very much.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

That’s what the 4% dilution in 2010 is. It’s a difference in the distributable cash generated. I mean, how the boards at the time at quarter-end are going to feel about actually changing the distribution based on where they see the Company going at that point because of where the economy is, you can’t really tell until you are there.

Malcolm Day – Eagle Global Advisors – Analyst

Okay. Thank you very much.

Operator

Justin Tugman, Perkins Investment Management.

Justin Tugman – Perkins Investment Management – Analyst

I just wanted to follow on with Darren’s question about the premium. I guess I am struggling with that a little bit, given that it seems like the benefits — and while I understand the benefits of combining the two entities, the benefits only accrue to the LP units realistically several years out, assuming you don’t do any transactions. And given the current environment, I am puzzled why you would pay such a premium for the GP.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

This is a negotiated deal by, in effect, two independent companies at the end of the day, as it had to be. It just had to be that way. So you have to the independence of MGG and the independence of MMP, and they both had very sophisticated financial advisors to help them assess what they felt was a fair value. And it was a negotiation between the two that developed that relationship. There is no more to be said. It’s like any other transaction in that regard. It is just a negotiation.

Justin Tugman – Perkins Investment Management – Analyst

I guess I am — and I understand it was a negotiated transaction and both committees approved it. What I am struggling with is that the benefits to the LP units shareholders aren’t realistically for several years in terms of basically a flat distribution likely, and then dilution to distributable cash flow. Why in this type of market environment we are in — I can’t understand why you would pay this type of premium.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, in terms of the premium, I think I’ve answered that as well as I can. But in terms of the statement that it’s realistically not an accretive deal for MMP unitholders for many years is not necessarily true, and not the way I’m sure that all of us — well, I know all of us here are thinking about it.

It is only that way — and it’s not all that long, but it’s only that way if we are unable to grow our company at a rate bigger than a very, very I think conservative assumption that we’ve rolled into those numbers. So we think we can do that.

We don’t expect it to be — or we hope at least it is not diluted even as long as we’ve indicated it could be. We are out working every day to make it that way. But even if we are unsuccessful, I think a comforting thing about the transaction is we believe that distributions aren’t going to go down based on the assumptions that we’ve made. We think there is a chance that after one year they might even be able to be raised a little bit, even if we don’t get any of these things done.

And on top of that you have all the upside, and even more than they had before if we are able to be successful, it sounds to me like that is a pretty good deal.

Justin Tugman – Perkins Investment Management – Analyst

Okay, thank you.

Operator

Yves Siegel, [Aurora Capital].

Yves Siegel – Aurora Capital – Analyst

Good morning, guys. I have one question and — actually, two questions and a couple of observations. First, a couple of questions. Number one, I got a little confused in the question as it related to the rating agencies. I would think that this would bolster MMP’s credit profile from at least two vantage points.

The first vantage point is, if you will, if you did issue additional equity, part of that distributable cash flow goes out to the GP. So I would think that that is less of a call on the cash flow going out the door.

And the second is by this transaction, don’t you also bolster just be Partners capital at the MMP level?

Mike Mears – Magellan Midstream Partners, L.P. – COO

I mean, you do bolster Partners capital, but that is — when we talk to the rating agencies, we don’t focus so much on debt to capital. It is just not really meaningful in the partnership space. It is really more a discussion of your cash flow generation as a percentage of your interest or your debt. And again, that is not changing period, relative to what we are doing here.

So I think that is the key focus. So I think, again, both of them do view this positive. They may have aspects of that that they are considering also, but I think their main focus is the governance improvement in their eyes. They are generally not fans of distributions period, anyway, to the LPs or the intended distribution rights.

Yves Siegel – Aurora Capital –Analyst

The second question relates to what Gabe asked I think initially, and that is because there are some significant acquisition opportunities out there — and this is perhaps also sort of going against what the prior question was — it would just seem to me that by having this transaction out there in the marketplace, it may very well preclude you from making a significant acquisition because it would be so accretive to the GP that perhaps the folks that own MGG would want to renegotiate the transaction.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I think that comes under the category is we’ll cross that bridge if we come to it.

Yves Siegel – Aurora Capital – Analyst

All right. And then the last sort of observation is from my perspective, I think you could argue the other way that if you just look a couple of years ago, the GP was trading at a tremendous premium to the MLP because of the option value or the — well, I guess the option value embedded and the potential growth of the MLP.

And I would suggest that because of the environment that we are in today, maybe the only reason that you could even put forth a transaction as you are because the GP is so depressed in value. So from my perspective, I would congratulate you guys on being able to put forth a transaction that works.

Unidentified Company Representative

Appreciate that, Yves. Thank you.

Operator

Sachin Shah, ICAP.

Sachin Shah – ICAP – Analyst

Thanks again. Just a follow-up. So the way I kind of understand this transaction is that you are trying to consummate the simplification of the two companies, and it seems that you have kind of a short list of acquisitions or assets that you want to acquire, if it’s potentially issuing additional equity or issuing cash or financing the transaction that way, giving both unitholders the upside of that. So can you clarify that point? Is that accurate?

The second point is aside from the unitholders’ approval required, is there anything else that would bar a transaction from completing? I just had a quick glance at the agreement, and it seems that you are taking consideration or carving out hurricanes and earthquakes and environmental issues.

So over the next, I guess, four to six months is there anything else that would maybe cause the transaction not to occur, aside from the unitholder approval?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

The only thing that I can answer that by is that I think the unitholder approval is what would be needed and all that would be needed.

Your first question, I mean I didn’t say that we had a quote/unquote short list of names that we’re pursuing. We are pursuing anything that — and we always have — we are pursuing anything that we think would be of benefit to own and that we can get at a price that makes sense to our unitholders, and that is not going to change any when we walk out of this room. We are going to be doing that like we have been doing it. The only point I would make regarding that is that we are seeing more opportunities now in that arena than we’ve seen in quite some time, and that is encouraging to us.

Sachin Shah – ICAP –Analyst

Thanks very much.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

I think we’ve got time for one more question, so we will take one more.

Operator

Stephen Errico, Locust Wood Capital.

Stephen Errico – Locust Wood Capital – Analyst

Just a follow-up, because the term dilution has been thrown around a lot on this call, and unless I am reading something wrong, I think it is kind of accretive. So if I could just summarize here, you are saying you are going to keep the dividend the same, but you have 4% dilution on cash flow. So basically you eat in your coverage a little bit. But what you are getting in return is yesterday before this deal was announced, the general partner got 50% of any incremental upside of any deal, whether it was a deal or any organic growth.

If this deal goes through, the general partner I think will own 37% of the Company. So basically, the limited partnership just gained back 13% ownership of all the future cash flows of this company. And for that, they had to give up a 4% dilution that won’t even really cut their dividend. Is that a reasonable way to think of it?

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

All of those numbers you described there, we agree with.

Stephen Errico – Locust Wood Capital – Analyst

Okay, just wanted to make sure I had it. Thank you.

Operator

Having no further questions, I would like to turn the conference over to Mr. Wellendorf for any additional or closing comments.

Don Wellendorf – Magellan Midstream Partners, L.P. – Chairman, President, CEO

Well, you know, we are around if you guys have other questions you want to ask. But just in closing for now, I will say that I just, again, want to emphasize one more time that we are excited to be moving forward with this simplification for all the reasons mentioned earlier. As I just said, the management looks forward to maximizing the value of the simplification to the unitholders by aggressively pursuing acquisitions and organic growth. And we will be armed with a lower cost of capital to do that, and I think as importantly, we still have all the debt capacity that we had before this announcement or even just when this deal gets done.

And fortunately for us, our cost of debt I believe is lower than most of our peers. So there’s even a bigger advantage there in pursuing acquisitions. So I think that bodes well for us going forward. Anyway, thanks for your time, and we will be talking with you. Goodbye.

Operator

This does conclude today’s conference. Thank you for your participation. You may now disconnect.

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